SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 3)*

                                 MediaBay, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
             Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                December 31, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to who copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 58446J108                                            Page 2 of 4 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Evan Herrick
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         NA
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or  2(e)                                                 |_|


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     363,265
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           0
    EACH       -----------------------------------------------------------------
 REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON
    WITH             363,265
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         363,265
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 4 Pages

      This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"). Except an amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or other Consideration.

      This Amendment reports the following transactions:

      (i) On December 16, 2002, the Reporting Person acquired 218,185 shares of Common Stock in a private transaction for $255,276 through the forgiveness of indebtedness.

      (ii) On December 31, 2002, the Reporting Person sold (i) a $500,000 convertible senior subordinated promissory note due September 30, 2007 and (ii) 25,000 shares of Series A convertible preferred stock for aggregate proceeds of $3,300,000 in a private transaction.

Item 4. Purpose of Transactions

      The purpose of the transaction described in clause (i)(d) Item 5 below was for private investment.

      The purpose of the transaction described clause (iii) of item 3 was to repay indebtedness.

Item 5. Interest in Securities of the Issuer.

      As of December 31, 2002, the Reporting Person beneficially owned an aggregate of 363,265 shares of Common Stock, constituting approximately 2.5% of the outstanding Common Stock. This amount does not include any shares owned of record or beneficially by Norton Herrick, the Reporting Person's father, Michael Herrick or Howard Herrick, the Reporting Person's brothers, or any other family member, as to which the Reporting Person disclaims beneficial ownership.

      See Items 7 - 11 of the cover sheet of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Materials to be filed as Exhibits.

      None


                                Page 3 of 4 Pages

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 10, 2003


                                                        /s/ Evan Herrick
                                                  ------------------------------
                                                        Evan Herrick


                                Page 4 of 4 Pages